                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                           INSIDER TRADING OFFER STATEMENT
        (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         ADVANTAGE MARKETING SYSTEMS, INC.
                                  (Name of Issuer)

                         ADVANTAGE MARKETING SYSTEMS, INC.
                         (Name of Person Filing Statement)

                                    COMMON STOCK
                           (Title of Class of Securities)

                                      00756G-20-9
                                      -----------
                        (CUSIP Number of Class of Securities)

                            ROGER P. BARESEL, PRESIDENT
                         ADVANTAGE MARKETING SYSTEMS, INC.
                       2601 NORTHWEST EXPRESSWAY, SUITE 1210W
                         OKLAHOMA CITY, OKLAHOMA 73112-0131
                           TELEPHONE NUMBER: 405-842-0131
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    MARCH 3, 1998
        (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
Transaction valuation:  Common Stock
     Last reported sale on February 27, 1998, was $2.438 per share Transaction valuation: $1,000,000

Amount of Filing Fee: $200.00

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

ITEM 1.  Security and Issuer

     The issuer is Advantage Marketing Systems, Inc. (the "Issuer") and its principal executive office is at 2601 Northwest Expressway, Suite 1210W, Oklahoma City, Oklahoma 73102-0131.

     At February 27, the Issuer had 4,249,383 shares of  common stock, $.0001
par value per share (the "Common Stock").   The Issuer intends to repurchase in
the open market up to $1,000,000 shares of common stock, $.0001 par value per share (the "Common Stock") or approximately 410,172 shares of Common Stock, based upon the last reported sales price of $2.438 per share on February 27, 1998. The Issuer will not repurchase any shares of the Common Stock from any officer, director or affiliate of the Issuer.

     The Common Stock is traded on the Nasdaq SmallCap Market and the Boston Exchange under the symbols "AMSO," and "AMM," respectively. Prior to November 8, 1997, the Common Stock was traded only in the over-the-counter market and was quoted by the National Quotation Bureau, Incorporated under the symbol "AMSO." The following table sets forth, for the periods presented, the high and low closing bid quotations in the over-the-counter market as quoted by the National Quotation Bureau, Incorporated, adjusted to give effect to the one-for-eight reverse stock split on October 29, 1996. The bid quotations reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions.

                                                      COMMON STOCK
                                                   CLOSING BID PRICES
                                                   ------------------
                                                   HIGH           LOW
                                                   ----           ---
1997:
    First Quarter Ended March 31................  $6.25          $5.50
    Second Quarter Ended June 30................   8.38           5.69
    Third Quarter Ended September 30............   9.00           5.00
    Fourth Quarter Ended December 31............   6.88           2.56

1996:
    First Quarter Ended March 31................  $6.48          $5.04
    Second Quarter Ended June 30................   8.00           5.04
    Third Quarter Ended September 30............   7.84           5.52
    Fourth Quarter Ended December 31............   6.50           5.00
----------------------------------------------------------------------

ITEM 2.  Source and Amount of Funds or Other Consideration

     The Issuer has set aside a maximum of $1,000,000 for the purpose of repurchase of the Common Stock in the open market. Funding of the repurchase will be from the Issuer's available cash and cash equivalents. The Issuer will not borrow any funds for purposes of the repurchase.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate

     The purpose of the repurchase or tender offer will be to retire the shares of the Common Stock purchased, which will result in a reduction of the number of outstanding shares of the Common Stock. The reduction in the number of outstanding shares of the Common Stock will result in greater earning and book
value per outstanding share of the Common Stock .    However, the reduction in
the repurchase of the Common Stock will result in an increase in the percent of outstanding shares of the Common Stock beneficially owned by the officers and directors of the Issuer. The Issuer does not have any plans and there are no proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of the repurchased shares of the Common Stock , (b) an extraordinary corporate transaction involving the Issuer, (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (other than the utilization of funds to effectuate such repurchase of the Common Stock), (d) any change in the Board of Directors or management of the Issuer or change in any material term of the employment contract of any executive officer of the Issuer, (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer, other than the effect of reduction in the number of outstanding shares of the Common Stock, (f) any other material change in the Issuer's corporate structure or business, (g) changes in the Issuer's Certificate of Incorporation and/or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) the equity securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or (j) suspension of the Issuer's obligation to file reports pursuant to Section 15(d) of the Act.

ITEM 4.  Interest in Securities of the Issuer

     During the 40 business days preceding the filing of this Statement, the Issuer, its executive officers and directors and the associates and subsidiaries of the Issuer and the executive officers and directors of such associates or subsidiaries have effected the following transactions in the Common Stock.

                                                                                                                  PRICE
                                                                      DATE OF          TYPE OF       NO. OF         PER
     NAME                                TITLE                    TRANSACTION      TRANSACTION       SHARES       SHARE
     ----                                -----                    -----------      -----------       ------       -----
John W. Hail (1)                    CEO & Director         February 26, 1998         Purchase       10,000       $2.50
Curtis H. Wilson (2)                Director               February 27, 1998         Purchase        5,000       $2.43
Harland C. Stonecipher (3)          Director                February 3, 1998         Purchase       40,000       $2.47

------------------------------------------------
(1) On February 26, 1998, pursuant to a loan agreement approved previously by the Issuer's board of directors, the Issuer loaned Mr. Hail $25,000. The loan is fully collateralized and is on terms comparable with what Mr. Hail could have obtained from an unaffiliated lender.
(2) The shares were purchased by Ruth Wilson, wife of Mr. Wilson, with respect to which Mr. Wilson disclaims any beneficial interest.
(3) The shares were purchased by Pre-Paid Legal Services, Inc., of which Mr. Stonecipher is the Chairman of the Board and Chief Executive Officer and may be deemed to be beneficially owned by Mr. Stonecipher.

ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

     The Issuer does not have any contract, arrangement, understanding or relationship relating, directly or indirectly, to the proposed repurchase of the Common Stock with any of the Issuer's executive officers or directors or any executive officer and director of an associate or subsidiary of the Issuer.

ITEM 6.  Persons Retained, Employed or to Become Compensated

     The Issuer has not employed or retained, and has not entered into any agreement to compensate any person on the Issuer's behalf to make solicitations or recommendations in connection with the repurchase of the Common Stock. All repurchases of the Common Stock will be made in the open market through registered broker-dealers, each of whom will receive commission rates no greater than is permissible for open market purchase transactions.

ITEM 7.  Financial Information

     (a) Presented below and appearing elsewhere in this Statement are the financial data of the Issuer as follows:

          (1) Audited financial statements of the Issuer for the fiscal years ended December 31, 1996 and 1995, appear at pages F-1 through F-16 of this Statement;

          (2) Unaudited financial statements of the Issuer for the nine months ended September 30, 1997, appear at pages F-17 through F-24 of this Statement.

          (3) The ratio of earnings to fixed charges for the fiscal years ended December 31, 1996 and 1995 and for the nine months ended September 30, 1997, are as follows:

               Fiscal Year Ended December 31, 1995.......   9.1
               Fiscal Year Ended December 31, 1996.......  34.3
               Nine Months Ended September 30, 1997....     5.9

          (4) The book value per share of Common Stock for the fiscal years ended December 31, 1996 and 1995 and for the nine months ended September 30, 1997, are as follows:

               Fiscal Year Ended December 31, 1995        $(.01)
               Fiscal Year Ended December 31, 1996        $ .43
               Nine Months Ended September 30, 1997       $1.45

     (b) Presented below or appearing elsewhere in this Statement are the pro forma data giving effect to the repurchase of the Common Stock as described herein.

          (1) Unaudited pro forma balance sheet of the Issuer as of December 31, 1996 and September 30, 1997, appear at pages PF-25 and PF-26 of this Statement.

          (2) Unaudited pro forma statements of operations and ratio of earnings to fixed charges of the Issuer for the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, appear at pages PF-27 and PF-28 of this Statement.

          (3) The pro forma book value per share of Common Stock for the fiscal year ended December 31, 1996, and for the nine months ended September 30, 1997, are as follows:

               Fiscal Year Ended December 31, 1996          $2.14
               Nine Months Ended September 30, 1997         $2.19

ITEM 8.  Additional Information

     This item is not applicable because all repurchases of the Common Stock will be effected through the open market.

ITEM 9.  Materials Filed as Exhibits

     This item is not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 1998               ADVANTAGE MARKETING SYSTEMS, INC.


                                  By:  /s/ ROGER P. BARESEL
                                       --------------------------------
                                       Roger P. Baresel, President

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Advantage Marketing Systems, Inc.
(formerly AMS, Inc.) and Subsidiary
Oklahoma City, Oklahoma

We have audited the accompanying consolidated balance sheets of Advantage Marketing Systems, Inc. (formerly AMS, Inc.) and subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advantage Marketing Systems, Inc. (formerly AMS, Inc.) and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Oklahoma City, Oklahoma
April 4, 1997

                          ADVANTAGE MARKETING SYSTEMS, INC.
                         (FORMERLY AMS, INC.) AND SUBSIDIARY

                             CONSOLIDATED BALANCE SHEETS
                              DECEMBER 31, 1996 AND 1995

                                  ASSETS                                          1996            1995
                                  ------                                          ----            ----
CURRENT ASSETS:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   169,569     $   112,087
  Receivables - net of allowances of $25,804 and $21,485, respectively . . .       52,013          18,299
  Receivable from affiliate. . . . . . . . . . . . . . . . . . . . . . . . .       13,042          51,963
  Commission advances. . . . . . . . . . . . . . . . . . . . . . . . . . . .       44,821           2,371
  Inventory. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      217,945          98,621
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .      157,853              --
                                                                              -----------     -----------
              Total current assets . . . . . . . . . . . . . . . . . . . . .      655,243         283,341
COMMISSION ADVANCES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,341              65
RECEIVABLES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,000          22,620
RECEIVABLE FROM AFFILIATE  . . . . . . . . . . . . . . . . . . . . . . . . .       54,780              --
PROPERTY AND EQUIPMENT, Net. . . . . . . . . . . . . . . . . . . . . . . . .      377,190         159,797
GOODWILL, Net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      109,232              --
COVENANT NOT TO COMPETE, Net . . . . . . . . . . . . . . . . . . . . . . . .       52,222              --
DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . .      341,760              --
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      177,573          67,173
                                                                              -----------     -----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,790,341     $   532,996
                                                                              -----------     -----------
                                                                              -----------     -----------
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
              -------------------------------------------------
CURRENT LIABILITIES:
    Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   268,433     $    91,949
    Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .      247,883         151,654
    Accrued promotion expense. . . . . . . . . . . . . . . . . . . . . . . .       46,370          99,424
    Notes payable:
       Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           --          81,929
       Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,446           8,440
   Capital lease obligations . . . . . . . . . . . . . . . . . . . . . . . .       66,758          20,679
                                                                              -----------     -----------
              Total current liabilities. . . . . . . . . . . . . . . . . . .      638,890         454,075
LONG-TERM LIABILITIES:
   Notes payable - other . . . . . . . . . . . . . . . . . . . . . . . . . .       19,049          28,500
   Capital lease obligations . . . . . . . . . . . . . . . . . . . . . . . .      210,973          75,649
                                                                              -----------     -----------
                  Total liabilities. . . . . . . . . . . . . . . . . . . . .      868,912         558,224
                                                                              -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS' EQUITY (DEFICIENCY):
   Preferred stock - $.0001 par value; authorized
      5,000,000 shares; none issued. . . . . . . . . . . . . . . . . . . . .           --              --
   Common stock - $.0001 par value; authorized 495,000,000 shares;
      issued and outstanding 2,143,441 and 2,123,191 shares,
      respectively (See Note 6). . . . . . . . . . . . . . . . . . . . . . .          214             212
   Paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,981,380       1,859,882
   Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,060,165)     (1,885,322)
                                                                              -----------     -----------
                  Total stockholders' equity (deficiency). . . . . . . . . .      921,429         (25,228)
                                                                              -----------     -----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,790,341     $   532,996
                                                                              -----------     -----------
                                                                              -----------     -----------

                   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ADVANTAGE MARKETING SYSTEMS, INC.
                         (FORMERLY AMS, INC.) AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                   1996               1995               1994
                                                                   ----               ----               ----
Net sales. . . . . . . . . . . . . . . . . . . . . . . . .      $6,129,916         $4,492,668         $2,647,322
Cost of sales  . . . . . . . . . . . . . . . . . . . . . .       4,531,578          3,150,741          1,930,973
                                                                ----------         ----------         ----------
    Gross profit . . . . . . . . . . . . . . . . . . . . .       1,598,338          1,341,927            716,349
Marketing, distribution and administrative expenses. . . .       1,296,080          1,094,756            641,893
                                                                ----------         ----------         ----------
    Income from operations . . . . . . . . . . . . . . . .         302,258            247,171             74,456
Other income (expense):
Interest, net. . . . . . . . . . . . . . . . . . . . . . .         (10,538)           (22,998)           (25,075)
Other income . . . . . . . . . . . . . . . . . . . . . . .          33,824             25,535             30,625
                                                                ----------         ----------         ----------
    Total other income (expense) . . . . . . . . . . . . .          23,286              2,537              5,550
                                                                ----------         ----------         ----------
INCOME BEFORE TAXES. . . . . . . . . . . . . . . . . . . .         325,544            249,708             80,006
TAX BENEFIT. . . . . . . . . . . . . . . . . . . . . . . .         499,613                 --                 --
                                                                ----------         ----------         ----------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . .      $  825,157         $  249,708         $   80,006
                                                                ----------         ----------         ----------
                                                                ----------         ----------         ----------
Weighted average common shares outstanding . . . . . . . .       3,770,874          2,662,681          2,119,356
                                                                ----------         ----------         ----------
                                                                ----------         ----------         ----------
Net income per common share. . . . . . . . . . . . . . . .      $      .29         $      .09         $      .04
                                                                ----------         ----------         ----------
                                                                ----------         ----------         ----------

                   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ADVANTAGE MARKETING SYSTEMS, INC.
                         (FORMERLY AMS, INC.) AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                                                  TOTAL
                                                                                                               STOCKHOLDERS
                                                       SHARES          COMMON       PAID-IN      ACCUMULATED      EQUITY
                                                    (SEE NOTE 6)        STOCK       CAPITAL       DEFICIT      (DEFICIENCY)
                                                    ------------        -----       -------       -------      ------------
BALANCE,
    JANUARY 1, 1994. . . . . . . . . . . . . . . .   2,105,599           $211     $1,823,236    $(2,215,036)    $(391,589)

Conversion of payables
    into stock . . . . . . . . . . . . . . . . . .       1,342             --          2,147             --         2,147
Issuance of stock for
    services received. . . . . . . . . . . . . . .      13,750              1         21,999             --        22,000

Net income . . . . . . . . . . . . . . . . . . . .          --             --             --         80,006        80,006
                                                     ---------           ----     ----------    -----------      --------
BALANCE,
    DECEMBER 31, 1994. . . . . . . . . . . . . . .   2,120,691            212      1,847,382     (2,135,030)     (287,436)

Warrants exercised . . . . . . . . . . . . . . . .       1,250             --          7,500             --         7,500

Issuance of stock for cash . . . . . . . . . . . .       1,250             --          5,000             --         5,000

Net income . . . . . . . . . . . . . . . . . . . .          --             --             --        249,708       249,708
                                                     ---------           ----     ----------    -----------      --------
BALANCE,
    DECEMBER 31, 1995. . . . . . . . . . . . . . .   2,123,191            212      1,859,882     (1,885,322)      (25,228)

Issuance of stock for Miracle
    Mountain International, Inc.
    acquisition . . . . . . . . . . . . . . . . . .     20,000              2        119,998             --       120,000

Warrants exercised . . . . . . . . . . . . . . . .         250             --          1,500             --         1,500

Net income . . . . . . . . . . . . . . . . . . . .          --             --             --        825,157       825,157
                                                     ---------           ----     ----------    -----------      --------
BALANCE,
    DECEMBER 31, 1996. . . . . . . . . . . . . . .   2,143,441           $214     $1,981,380    $(1,060,165)     $921,429
                                                     ---------           ----     ----------    -----------      --------
                                                     ---------           ----     ----------    -----------      --------

                   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        ADVANTAGE MARKETING SYSTEMS, INC.
                       (FORMERLY AMS, INC.) AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                    1996           1995           1994
                                                                                    ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 825,157      $ 249,708       $ 80,006
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization. . . . . . . . . . . . . . . . . . .          65,993         43,310         33,403
        Deferred taxes . . . . . . . . . . . . . . . . . . . . . . . . . .        (499,613)            --             --
        Provision for bad debts. . . . . . . . . . . . . . . . . . . . . .           4,319          2,000            884
        Write-off of deferred offering costs . . . . . . . . . . . . . . .          15,000             --             --
        Gain on sale of property and equipment . . . . . . . . . . . . . .          (1,572)            --             --
        Stock issued for services. . . . . . . . . . . . . . . . . . . . .              --             --         22,000
        Stock issued for refunds . . . . . . . . . . . . . . . . . . . . .              --             --          2,147
        Changes in assets and liabilities which provided (used) cash:
           Receivables and advances. . . . . . . . . . . . . . . . . . . .         (80,139)         7,280         31,819
           Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . .        (119,324)       (50,750)       (28,854)
           Accounts payable and accrued expenses . . . . . . . . . . . . .         216,600        150,149         20,871
           Notes payable to associates . . . . . . . . . . . . . . . . . .              --             --        (10,728)
           Interest payable. . . . . . . . . . . . . . . . . . . . . . . .              --             --         20,860
           Deferred revenue. . . . . . . . . . . . . . . . . . . . . . . .              --        (40,852)       (63,156)
                                                                                 ---------      ---------       --------
                Net cash provided by operating activities. . . . . . . . .         426,421        360,845        109,252
                                                                                 ---------      ---------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment . . . . . . . . . . . . . . . . . .         (66,675)       (50,105)        (6,689)
   Advances to affiliate . . . . . . . . . . . . . . . . . . . . . . . . .         (22,000)       (87,684)       (66,026)
   Proceeds from sale of property and equipment. . . . . . . . . . . . . .           1,700             --             --
   Repayment of advances to affiliate. . . . . . . . . . . . . . . . . . .           6,141         67,401          9,069
   Purchase of Miracle Mountain International, Inc.. . . . . . . . . . . .         (56,103)            --             --
                                                                                 ---------      ---------       --------
                 Net cash used for investing activities  . . . . . . . . .        (136,937)       (70,388)       (63,646)
                                                                                 ---------      ---------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock. . . . . . . . . . . . . . . . .           1,500         12,500             --
   Loans from stockholders . . . . . . . . . . . . . . . . . . . . . . . .              --         31,963         61,374
   Other loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --         39,098          3,685
   Bank overdraft. . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --        (46,663)        13,074
   Payment of deferred offering costs. . . . . . . . . . . . . . . . . . .        (125,400)       (52,777)            --
   Payment on notes payable - stockholders . . . . . . . . . . . . . . . .         (81,929)      (142,615)       (79,138)
   Payment on notes payable - other. . . . . . . . . . . . . . . . . . . .          (8,445)        (7,985)        (4,666)
   Principal payment on capital leases . . . . . . . . . . . . . . . . . .         (17,728)       (11,891)       (39,935)
                                                                                 ---------      ---------       --------
                 Net cash used in financing activities . . . . . . . . . .        (232,002)      (178,370)       (45,606)
                                                                                 ---------      ---------       --------
NET INCREASE IN CASH . . . . . . . . . . . . . . . . . . . . . . . . . . .          57,482        112,087             --
BEGINNING CASH BALANCE . . . . . . . . . . . . . . . . . . . . . . . . . .         112,087             --             --
                                                                                 ---------      ---------       --------
ENDING CASH BALANCE. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 169,569      $ 112,087       $     --
                                                                                 ---------      ---------       --------
                                                                                 ---------      ---------       --------
                                                                                                               (Continued)

                           ADVANTAGE MARKETING SYSTEMS, INC.
                          (FORMERLY AMS, INC.) AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                    1996           1995           1994
                                                                                    ----           ----           ----
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
   Cash paid during the year for:
       Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 23,021       $ 27,335       $ 4,215

Noncash financing and investing activities:
  Additions to property and equipment
   through capital leases. . . . . . . . . . . . . . . . . . . . . . . . .         199,131        108,219            --

  Reclassify interest payable to
   notes payable - stockholders. . . . . . . . . . . . . . . . . . . . . .              --         51,806            --

  Fair value of capital stock issued to purchase
   Miracle Mountain International, Inc.. . . . . . . . . . . . . . . . . .         120,000             --            --

  Issuance of common stock in satisfaction of
   notes and accounts payable. . . . . . . . . . . . . . . . . . . . . . .           --                --        89,892

                                                                                                             (Concluded)

                  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ADVANTAGE MARKETING SYSTEMS, INC.
                         (FORMERLY AMS, INC.) AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION- The consolidated financial statements include the accounts of Advantage Marketing Systems, Inc. (formerly AMS, Inc.), and its wholly owned subsidiary, Miracle Mountain International, Inc. (the "Company"). All significant intercompany accounts have been eliminated.

     NATURE OF BUSINESS - The Company markets nutritional supplements and weight management products that are manufactured by various manufacturers. The Company sells its products and programs through a network of full and part-time independent distributors developed by the Company.

     The Company also sells supplies and materials to its sales associates.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION - Program revenue is recognized when products are shipped or services are rendered. Sales of training and promotional material to the sales force are recorded as revenue when the goods are shipped.

     INVENTORY - Inventory consists of consumer product inventory, and training and promotional material such as video tapes, cassette tapes and paper supplies held for sale to customers and independent sales associates. Inventory is stated at the lower of cost or market. Cost is determined on a first-in, first-out method.

     INTANGIBLES - Intangible assets consist of goodwill and a covenant not to compete. Goodwill represents the excess of cost over the fair value of the net assets of acquired subsidiaries. The Company amortizes goodwill over seven years. The covenant not to compete is being amortized over the life of the contract. The goodwill amortization for the year ended December 31, 1996, was $9,930. Covenant amortization for the year ended December 31, 1996 was $7,778.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost or, in the case of leased assets under capital leases, at the fair value of the leased property and equipment, less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years. Assets under capital leases and leasehold improvements are amortized over the lesser of the term of the lease or the life of the asset.

     LONG-LIVED ASSETS - In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS"), No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Effective for fiscal years beginning after December 15, 1995, SFAS 121 establishes accounting standards for identifying and calculating the impairment of long-lived assets, certain identifiable intangibles and goodwill related to such assets. The Company adopted SFAS 121 in 1996 which did not have a material effect on the Company's consolidated financial statements. Management of the Company assesses recoverability of its long-lived assets based on undiscounted cash flows.

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     EARNINGS PER SHARE - Earnings per common share are computed by dividing net income by the weighted average number of shares outstanding during the period after giving effect to the reverse stock split discussed in Note 6. Outstanding stock options and warrants are included in the calculation of primary earnings per share when they meet the criteria for common stock equivalents and their effect is dilutive. The Company determined 1996 earnings per share using the modified treasury stock method which assumes changes to interest income and expense as part of the calculation. The effects of common stock equivalents on the weighted average number of shares outstanding was an increase of 1,636,000 shares and of assumed interest changes was an increase in net income of approximately $254,000. The effect of common stock equivalents on the weighted average number of shares outstanding at December 31, 1995 and 1994 was an increase in shares of 538,000 and -0-, respectively. Warrants have not been included in the earnings per share calculation at December 31, 1995 and 1994 as they do not meet the criteria for common stock equivalents. No difference exists between primary and fully diluted earnings per share. In February 1997, the FASB issued SFAS No. 128, EARNINGS PER SHARE. The Company believes that adopting SFAS No. 128 will not have a material effect on the Company's consolidated financial position or results of operations, but will result in changes in the calculation of earnings per share.

     INCOME TAXES - The Company uses an asset and liability approach to account for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences and carryforwards by applying enacted tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities. A valuation allowance is established if, in management's opinion, it is more likely than not that some portion of the deferred tax asset will not be realized.

     FAIR VALUE DISCLOSURES - The Company's financial instruments consist of accounts receivable, accounts payable, advances due from an affiliate and current and long-term notes payable. Amounts recorded for accounts receivable, accounts payable and current notes payable approximate fair value due to the short duration of such amounts. The interest rates on advances due from the affiliate and on notes payable reflect current market rates. Consequently, the carrying value of these instruments approximate fair value.

     ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED - In February 1997, the FASB issued SFAS No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL
     STRUCTURE.   The Company will adopt SFAS No. 129 when required.  Management believes that adoption of this standard will not have a material impact on the Company's consolidated financial position or results of operations.

     STOCK OPTION PLAN - The Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION on January 1, 1996, as required. The Company has elected to continue applying Accounting Principles Board Opinion No. 25 in accounting for its stock-based compensation awards as permitted under SFAS No. 123 and to disclose the proforma effects of applying SFAS 123 in the footnotes. Accordingly, no compensation cost relating to the stock option plan has been recognized in the accompanying consolidated financial statements.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior year balances to conform with the presentation for the current period.

2.   OTHER ASSETS

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Other assets consist primarily of the direct costs, mainly legal, accounting and filing fees, associated with a registration statement filed by the Company with the Securities and Exchange Commission. The registration statement was declared effective January 16, 1997. See discussion of this registration statement at Note 12.

3.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                          1996           1995
                                                        --------       --------
     Office furniture, fixtures and equipment. . .      $633,086       $378,287
     Automobiles     . . . . . . . . . . . . . . .        44,872         54,056
     Leasehold improvements. . . . . . . . . . . .        26,576         22,220
                                                        --------       --------
                                                         704,534        454,563
     Accumulated depreciation and amortization . .      (327,344)      (294,766)
                                                        --------       --------

     Total property and equipment, net . . . . . .      $377,190       $159,797
                                                        --------       --------
                                                        --------       --------

4.   NOTES PAYABLE TO STOCKHOLDERS

     The Company had a note payable to its major stockholder and chief executive officer in the amount of $81,929 at December 31, 1995. During 1995, the Company combined interest payable on the note of approximately $52,000 with the outstanding principal balance. The principal was due on demand and bore interest at 12%. During 1996, 1995 and 1994, the Company received advances of $-0-, $31,963 and $61,374, respectively, and made payments of $81,929, $127,615 and $79,138, respectively, on this payable. As of December 31, 1996, the note payable had been paid in full.

     During 1994, the Company had a note payable to a stockholder in the amount of $15,000, bearing interest at 12%. Terms of the note required eight quarterly payments of principal and interest beginning in the first quarter of 1995. In 1995, the note was paid in full.

5.   LEASE AGREEMENTS

     During 1995 and 1996, the Company entered into various capital leases for office related equipment. The lease terms range from 36 to 60 months. Additionally, annual lease rental payments for each lease range from $1,300 to $40,000 per year. The schedule of future minimum lease payments below reflects all payments under the leases.

     The property and equipment accounts include $306,595 and $106,269 for leases that have been capitalized at December 31, 1996 and 1995, respectively. Related accumulated amortization amounted to $28,864 and $9,941 at December 31, 1996 and 1995, respectively.

     The Company leases office space and certain equipment under noncancellable operating leases.

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Future minimum lease payments under capital leases and noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1996 are as follows:

                                                         CAPITAL      OPERATING
                                                          LEASES        LEASES        TOTAL
                                                        --------      ---------       -----
     Year ending:
     1997 . . . . . . . . . . . . . . . . . . . . . .   $ 87,804       $69,535      $157,339
     1998 . . . . . . . . . . . . . . . . . . . . . .     87,804        24,235       112,039
     1999 . . . . . . . . . . . . . . . . . . . . . .     67,451          --          67,451
     2000 . . . . . . . . . . . . . . . . . . . . . .     42,954          --          42,954
     2001 . . . . . . . . . . . . . . . . . . . . . .     40,272          --          40,272
                                                        --------       -------      --------
     Total minimum lease payments . . . . . . . . . .    326,285       $93,770      $420,055
                                                                       -------      --------
                                                                       -------      --------
     Less amount representing interest. . . . . . . .     48,554
                                                        --------
     Present value of net minimum lease payments. . .    277,731
     Less current portion . . . . . . . . . . . . . .     66,758
                                                        --------
     Long-term capital lease obligations. . . . . . .   $210,973
                                                        --------
                                                        --------

     Rental expense under operating leases for the years ended December 31, 1996, 1995 and 1994 was $63,425, $55,476 and $57,458, respectively.

6.   STOCKHOLDERS' EQUITY

     COMMON STOCK - On October 29, 1996, the Board of Directors of the Company effected a one-for-eight reverse split of the Company's outstanding common stock, options and warrants. In addition, the number of the Company's outstanding options and warrants have been reduced by a factor of eight and their exercise price has been increased by a factor of eight pursuant to this action.

     This one-for-eight reverse split is reflected in the accompanying consolidated financial statements and footnotes on a retroactive basis.
     The Company's previously reported number of shares of common stock issued and outstanding at December 31, 1995 and 1994 of 16,985,524 and 16,965,524, has been adjusted to 2,123,191 and 2,120,691, respectively. Previously reported weighted average number of outstanding shares of common stock for the years ended December 31, 1995 and 1994, of 21,301,441 and 16,954,848,
     has been adjusted to 2,662,681 and 2,119,356, respectively. Previously reported earnings per share for the years ended December 31, 1995 and 1994, of $.01 and NIL has been adjusted to $.09 and $.04, respectively.

     The Company has filed a registration statement with the Securities and Exchange Commission to register common stock to be issued in association with the redemption of outstanding warrants and distribution of common stock rights. This registration statement was declared effective on January 16, 1997. See Note 12.

     During 1996, the Company issued 20,000 shares of common stock in exchange for all of the issued and outstanding capital stock of a similar multi-level marketing company. See discussion of this acquisition at Note 11.

     During 1994, $2,147 of accounts payable were settled by the Company through the issuance of 1,342 shares of its common stock with an estimated fair value as of the date of settlement which equaled the liability. No gain or loss was recorded as a result of this transaction.

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     During 1994, the Company issued 7,500 shares of its common stock to a consultant for services rendered and 6,250 shares of stock for services performed by individuals primarily involved in marketing the Company's programs. A charge of $22,000, the estimated fair value of the shares at the date of issuance, was recorded as selling expense.

     COMMON STOCK OPTIONS - The Company issued options in 1995 and 1994 primarily for services rendered. The exercise price of these options was equal to or in excess of the fair market value of the Company's common stock at the date these options were issued. See Note 7 for the pro forma effects of SFAS 123.

     During 1995, the Company issued various options at exercise prices ranging from $2.00 per share to $6.48 per share. Options were granted primarily for services rendered and to ensure the future availability of those services to the Company. All of the issued and outstanding options are currently exercisable.

     During 1994, the Company issued options on 34,108 shares of the Company's common stock at exercise prices of $2.16 and $2.80 per share. These options are exercisable at any time through December 31, 1999, so long as the individual is continuing to provide services to the Company at the date of exercise and vest at 20% per year.

     The following table summarizes the Company's stock option activity for the years ended December 31, 1996, 1995 and 1994 (as restated for the one-for-eight reverse split in October 1996):


                                             EXERCISE                 EXERCISE                 EXERCISE
                                  1996        PRICE        1995        PRICE        1994        PRICE
                               ---------   ------------  --------   ------------   -------    ----------
Options outstanding,
 beginning of year . . . . . 1,540,177   $1.60 - 6.48     350,358   $1.60 - 2.80   316,250         $1.60
Options granted
 during the year:  . . . . .      --           --         706,624           2.00      --            --
                                   --           --         44,445           2.16    28,750          2.16
                                   --           --          --              --       5,358          2.80
                                   --           --        302,500           3.60      --            --
                                   --           --        125,000           4.96      --            --
                                   --           --         11,250           6.48      --            --
                             ---------                  ---------                  -------
                                   --           --      1,189,819                   34,108
                             ---------                  ---------                  -------
Options expired
 during the year . . . . . .    11,250           6.48       --              --
                             ---------                  ---------                  -------
Options outstanding,
 end of year . . . . . . . . 1,528,927   $1.60 - 4.96   1,540,177   $1.60 - 6.48   350,358  $1.60 - 2.80
                             ---------                  ---------                  -------
                             ---------                  ---------                  -------

COMMON STOCK WARRANTS - The following table summarizes the Company's common stock warrants and their activity for the years ended December 31, 1996, 1995 and 1994 (as restated for the one-for-eight reverse split in October 1996):

                                                      WARRANTS
                                                     ISSUED AND     EXERCISE
                                                     OUTSTANDING      PRICE      EXERCISE PERIOD
                                                     -----------    --------     ----------------
DECEMBER 31, 1996:
    Class A Warrants, beginning of year. . . . . .     524,610        $6.00     4/26/89 - 7/26/97
    Class A Warrants exercised during the year . .        (250)       $6.00
                                                       -------

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    Class A Warrants, end of year. . . . . . . . .  524,360
                                                    -------
                                                    -------
    Class B Warrants . . . . . . . . . . . . . . .  525,860     $8.00    4/26/89 - 7/26/97
                                                    -------
                                                    -------
DECEMBER 31, 1995:
    Class A Warrants, beginning of year. . . . . .  525,860     $6.00    4/26/89 - 7/26/97
    Class A Warrants exercised during the year . .   (1,250)    $6.00
                                                    -------
    Class A Warrants, end of year. . . . . . . . .  524,610
                                                    -------
                                                    -------
    Class B Warrants . . . . . . . . . . . . . . .  525,860     $8.00    4/26/89 - 7/26/97
                                                    -------
                                                    -------
DECEMBER 31, 1994:
    Class A Warrants . . . . . . . . . . . . . . .  525,860     $6.00    4/26/89 - 7/26/97
                                                    -------
    Class B Warrants . . . . . . . . . . . . . . .  525,860     $8.00    4/26/89 - 7/26/97
                                                    -------

     Each warrant entitles the holder to purchase one share of common stock.
     The Company redeemed all Class A and Class B Warrants in January 1997. See discussion of the redemption at Note 12.

     OFFERING - The Company has signed a letter of intent with an underwriter to make a firmly underwritten public offering in 1997 of units consisting of one share of common stock of the Company and a warrant to purchase one additional such share. The agreement between the Company and the underwriter includes a provision requiring the Company to grant a warrant to the underwriter.

7.   STOCK OPTION PLAN

     During 1995, the Company approved the 1995 Stock Option Plan (the "Plan"). Under this Plan, options available for grant can consist of (i) nonqualified stock options, (ii) nonqualified stock options with stock appreciation rights attached, (iii) incentive stock options, and (iv) incentive stock options with stock appreciation rights attached. The Company has reserved 1,125,000 shares of the Company's common stock $.0001 par value, for the Plan. The Plan limits participation to employees, independent contractors, and consultants. Nonemployee directors are excluded from Plan participation. The option price for shares of stock subject to this Plan is set by the Stock Option Committee of the Board of Directors at a price not less than 85% of the market value of the stock on the date of grant. No stock options shall be exercisable within six months from the date of grant, unless under a Plan exception, nor more than ten years after the date of grant. The Plan provides for the grant of stock appreciation rights, which allow the holder to receive in cash, stock or combination thereof, the difference between the exercise price and the fair value of the stock at date of exercise. The fair value of stock
     appreciation rights is charged to compensation expense.    The stock
     appreciation right is not separable from the underlying stock option or incentive stock options originally granted and can only be exercised in tandem with the stock option. No options under this Plan have been granted or exercised as of December 31, 1996.

     The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock-based compensation awards. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements. The following proforma data is calculated as if compensation cost for the Company's stock-based compensation awards (see also Note 6) was determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION:

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                           DECEMBER 31,
                                                     ------------------------
                                                       1996          1995
                                                     --------    ------------
Net income as reported . . . . . . . . . . . . . .   $825,157    $   249,708
Proforma net income (loss) . . . . . . . . . . . .   $825,157    $(1,830,000)
Net income per common share as reported. . . . . .   $   0.29    $      0.09
Proforma net income (loss) per common share. . . .   $   0.29    $     (0.69)

     The weighted average exercise price and fair value at the date of grant for options granted in fiscal year 1995 was $2.77 and $1.75, respectively. This fair value is estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield; volatility of 59%; a weighted average risk-free interest rate of 6.8%; no assumed forfeitures; and a weighted average expected life of 7.3 years. The proforma amounts above are not likely to be representative of future years because options vest over several years and additional awards are generally made each year.

8.   RELATED PARTIES

     During 1996, 1995 and 1994, the Company received approximately $9,116, $16,415 and $71,713, respectively, from Pre-Paid Legal Services, Inc., a stockholder, for commissions on sales of memberships for the services provided by Pre-Paid Legal Services, Inc.

     The Company made non-interest bearing cash advances to the John Hail Agency, Inc., ("JHA"), a company of which the Company's Chief Executive Officer and major shareholder is the sole director and shareholder, of $22,000, $87,684 and $66,026 during the years ended December 31, 1996, 1995 and 1994, respectively. JHA made repayments of these advances of $6,141, $67,401 and $9,069 during the years ended December 31, 1996, 1995, 1994, respectively. The Company also provided administrative services for JHA and recognized revenue from JHA of $6,000, $12,000 and $12,000 for the years ended December 31, 1996, 1995, and 1994, respectively, and are included in the advances. The Company ceased providing administrative services for JHA during 1996 and adopted a policy to not make any further advances to JHA. JHA has executed a promissory note payable to the Company with a principal balance of $67,822 at December 31, 1996, bearing interest at 8.00% per annum and payable in installments of $1,499 per month.

     Certain stockholders receive commissions on revenue of the Company. Such commissions are recognized as compensation to the stockholders and are included in selling expense.

9.   INCOME TAXES

     On a regular basis, management evaluates all available evidence, both positive and negative, regarding the ultimate realization of the tax benefits of its deferred tax assets. Based upon the historical trend of increasing earnings, management has concluded that it is more likely than not that a tax benefit will be realized from its deferred tax assets and has therefore eliminated the previously recorded valuation allowance.

     The Company's deferred tax assets relate primarily to net operating loss carryforwards for income tax purposes at December 31, 1996, totaling approximately $1,346,951, which will begin to expire in 2003. Reduction of the valuation allowance resulted in a deferred tax asset at December 31, 1996, of $499,613 and a corresponding tax benefit for the year ended December 31, 1996.

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate for the years ended December 31, 1996, 1995, and 1994 is as follows:

                                                         1996       1995      1994
                                                       --------   -------   -------
     Statutory federal income tax rate. . . . . .        34.0 %    34.0 %    34.0 %
     State tax effective rate . . . . . . . . . .         2.6       3.7       4.8
     Benefit of graduated tax rates . . . . . . .        (0.5)     (2.2)    (13.5)
     Benefit of operating loss carryforwards. . .       (36.1)    (35.5)    (25.3)
     Reduction in valuation allowance . . . . . .      (153.5)      0.0       0.0
                                                       -------    ------    ------

     Effective income tax rate. . . . . . . . . .      (153.5)%     0.0 %     0.0 %
                                                       -------    ------    ------
                                                       -------    ------    ------

     Deferred tax liabilities and assets at December 31, 1996 and 1995 are comprised of the following:

                                                                 DECEMBER 31,
                                                           -----------------------
                                                              1996         1995
                                                           ---------    ----------
     Deferred tax liabilities:
       Depreciation and amortization. . . . . . . . . .    $   (850)    $   --
                                                           ---------    ----------
              Total deferred tax liabilities. . . . . .        (850)        --
                                                           ---------    ----------
     Deferred tax assets:
       Depreciation and amortization. . . . . . . . . .        --           3,900
       Net operating loss carryforwards . . . . . . . .     500,463       566,400
                                                           ---------    ----------
              Total deferred tax assets . . . . . . . .     500,463       570,300
       Valuation allowance for deferred tax assets. . .        --        (570,300)
                                                           ---------    ----------
              Total net deferred tax assets . . . . . .     500,463         --
                                                           ---------    ----------
     Net deferred taxes   . . . . . . . . . . . . . . .     499,613         --
     Less current portion of net deferred tax assets. .     157,853         --
                                                           ---------    ----------

     Noncurrent portion   . . . . . . . . . . . . . . .    $341,760     $   --
                                                           ---------    ----------
                                                           ---------    ----------

10.  COMMISSION ADVANCES

     Commission advances represent advances to certain associates and are repayable from future commissions earned by the associates. These advances do not bear interest and are classified in the accompanying consolidated balance sheets according to the expected timing of commissions to be earned by the associates.

11.  MIRACLE MOUNTAIN INTERNATIONAL, INC.

     Pursuant to a Stock Purchase Agreement having an effective date of May 31, 1996 (the "Purchase Agreement"), the Company acquired all of the issued and outstanding capital stock of Miracle Mountain International, Inc., a Colorado corporation ("MMI"), and MMI became a wholly owned subsidiary of the Company (the "MMI Acquisition"). The MMI Acquisition was accounted for under the purchase method of accounting. MMI is a network marketer of various third-party manufactured nutritional supplement products. Pursuant to the Purchase

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Agreement and in connection with the MMI Acquisition, the Company issued and delivered to the shareholders of MMI 20,000 shares of the Company's common stock.

     In connection with the MMI Acquisition, the excess of the purchase price of $176,103, which includes $56,103 of transaction costs, over the negative $3,059 fair value of the assets of MMI acquired, net of liabilities assumed, has been allocated $119,162 to goodwill and $60,000 to the covenant not to compete. Goodwill and the covenant not to compete will be amortized over seven and four and one-half year periods, respectively.

     The following unaudited pro forma results of operations for the years ended December 31, 1996 and 1995 are presented as if the MMI Acquisition had been made at the beginning of each period presented. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the purchase been made during the periods presented or the future results of the combined operations.

                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                              1996          1995
                                           ----------   ----------
Net revenues . . . . . . . . . . . . . .   $6,369,000   $4,796,000
Net income . . . . . . . . . . . . . . .   $  794,000   $   89,000
Net income per common share  . . . . . .   $     0.28   $     0.03

12.  SUBSEQUENT EVENTS

     On January 31, 1997, pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), the Company acquired all of the issued and outstanding capital stock of Chambre International, Inc., a Texas corporation ("CII"), and CII became a wholly owned subsidiary of the Company (the "CII Acquisition"). The CII Acquisition will be accounted for under the purchase method of accounting. CII is a network marketer of various third-party manufactured cosmetics, skin care and hair care products. Pursuant to the Purchase Agreement and in connection with the CII Acquisition, the Company issued and delivered to the shareholders of CII 6,482 shares of common stock at closing. In addition, the Company issued and delivered an additional 7,518 shares of common stock to the shareholders of CII on March 31, 1997, after determination of certain liabilities.

     In April 1997, the Company acquired all of the assets of Stay 'N Shape International, Inc., Solution Products International, Inc., Nation of Winners, Inc., and Now International, Inc. (the "Group"). The Company purchased all of the assets of the Group, free and clear of all liens and encumbrances, for a combination of $1,174,441 cash and shares of the Company's restricted (unregistered) common stock (the "Purchase Price") with an estimated fair value of up to $2,600,000, dependent upon meeting certain future sales targets. The cash portion of the Purchase Price was paid at closing. The stock portion of the Purchase Price will be issued and delivered over a 25-month period with stock valued at $800,000 delivered at closing, $750,000 due within 14 months of closing, and $1,050,000 due within 25 months from closing. The Company has the option of substituting cash for any portion of the remaining purchase price. The number of shares of common stock to be issued and delivered, if any, is subject to the market value of the Company's common stock prior to the date of issuance and delivery as set forth in the purchase agreement. The Purchase Price is subject to reduction based on sales performance over a two-year period. The Group acquisition will be accounted for under the purchase method of accounting. Each company in the Group is a network marketer of various third-party manufactured nutritional supplements.

     On January 31, 1997, at 5:00 p.m. Central Standard Time, the Company distributed, at no cost, non-transferable rights ("Rights") to the holders of record of shares of its common stock, par value $.0001 per share. The Rights entitled the holders (the "Rights Holders") to subscribe for and purchase up to 2,148,191 units (each unit

                      ADVANTAGE MARKETING SYSTEMS, INC.
                     (FORMERLY AMS, INC.) AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     consisting of one share of common stock and one 1997-A warrant) for the price of $6.80 per unit (the "Rights Offering"). The record date holders of common stock received one Right for each share of common stock held by them as of the record date. The Rights expired at 5:00 p.m. Central Standard Time, on March 17, 1997. Pursuant to the Rights, Rights Holders could purchase one unit for each Right held.

     The share of common stock and 1997-A warrant comprising each unit were separately transferable immediately after the sale of the units to the Rights Holders. Each 1997-A warrant is exercisable at any time 90 days after January 16, 1997, and on or before January 31, 1999, to purchase one share of common stock for $12.00, subject to adjustment in certain events, and may be redeemed by the Company at any time upon 30 days' notice, at a price of $.0001 per 1997-A warrant.

     Concurrent with this Rights Offering, the Company elected to redeem all of its outstanding Class A and Class B Common Stock Purchase Warrants (the "Public Warrants") for $.0008 per warrant (the "Warrant Redemption") at 5:00 p.m. Central Standard Time, on March 17, 1997. However, in connection with the Warrant Redemption, the Company, pursuant to modification of the terms of the Public Warrants, offered to the Public Warrant holders (the "Warrant Holders") the right to exercise the Public Warrants to purchase units, each comprised of one share of common stock and one 1997-A warrant, at an exercise price of $6.00 per unit (the "Warrant Modification Offering").

     The units in the offerings described above were offered on a best efforts basis by the Company and its officers and directors, without commissions, selling fees or direct or indirect remuneration. The Rights and Warrant Holders were not required to pay any brokerage commissions or fees with respect to the exercise of their Rights or Public Warrants. The Company paid all charges and expenses of the subscription and warrant agents.

     The Company received proceeds of approximately $2,150,000 from the Warrant Modification Offering and the Rights Offering and paid costs incurred with respect to the offerings of approximately $325,000. Deferred offering costs of $175,848 at December 31, 1996, were charged against the net proceeds from these offerings.

                              *  *  *  *  *  *

                      ADVANTAGE MARKETING SYSTEMS, INC.
                    (FORMERLY AMS, INC.) AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 1997 AND DECEMBER 31, 1996

                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       1997           1996
                                                   -------------  -------------
                                                           (UNAUDITED)
                    ASSETS
CURRENT ASSETS:
Cash . . . . . . . . . . . . . . . . . . . . . .    $  357,052    $   169,569
Receivables - net of allowance of $25,804
 at each period end  . . . . . . . . . . . . . .        89,199         52,013
Receivable from affiliate. . . . . . . . . . . .        13,846         13,042
Commission advances  . . . . . . . . . . . . . .       100,541         44,821
Inventory  . . . . . . . . . . . . . . . . . . .       907,567        217,945
Deferred income taxes. . . . . . . . . . . . . .       146,046        157,853
                                                    ----------    -----------
    Total current assets . . . . . . . . . . . .     1,614,251        655,243

COMMISSION ADVANCES  . . . . . . . . . . . . . .         --             4,341
RECEIVABLES  . . . . . . . . . . . . . . . . . .        18,194         18,000
RECEIVABLE FROM AFFILIATE. . . . . . . . . . . .        44,293         54,780
PROPERTY AND EQUIPMENT, net of accumulated
 depreciation of $395,869 and $327,344,
 respectively  . . . . . . . . . . . . . . . . .       629,704        377,190
GOODWILL, Net  . . . . . . . . . . . . . . . . .     1,728,073        109,232
COVENANTS NOT TO COMPETE, Net. . . . . . . . . .       535,901         52,222
DEFERRED INCOME TAXES. . . . . . . . . . . . . .       274,385        341,760
DEFERRED OFFERING COSTS. . . . . . . . . . . . .       281,995        175,848
OTHER ASSETS . . . . . . . . . . . . . . . . . .       181,284          1,725
                                                    ----------    -----------
TOTAL ASSETS . . . . . . . . . . . . . . . . . .    $5,308,080    $ 1,790,341
                                                    ----------    -----------
                                                    ----------    -----------

      LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable . . . . . . . . . . . . . . . .    $  352,049    $   268,433
Accrued commissions and bonuses. . . . . . . . .       357,097        178,597
Accrued other expenses . . . . . . . . . . . . .       243,115         69,286
Accrued promotion expense. . . . . . . . . . . .         --            46,370
Notes payable  . . . . . . . . . . . . . . . . .        24,152          9,446
Capital lease obligations. . . . . . . . . . . .       109,446         66,758
                                                    ----------    -----------
    Total current liabilities. . . . . . . . . .     1,085,859        638,890

LONG-TERM LIABILITIES:
Notes payable  . . . . . . . . . . . . . . . . .        87,876         19,049
Capital lease obligations. . . . . . . . . . . .       241,943        210,973
                                                    ----------    -----------
TOTAL LIABILITIES  . . . . . . . . . . . . . . .     1,415,678        868,912
                                                    ----------    -----------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock - $.0001 par value;
  authorized 5,000,000 shares; none issued . . .         --             --
Common stock - $.0001 par value; authorized
 495,000,000 shares; issued and outstanding
 2,680,081 and 2,143,441, respectively . . . . .           268            214
Paid-in capital  . . . . . . . . . . . . . . . .     4,819,816      1,981,380
Accumulated deficit  . . . . . . . . . . . . . .      (927,682)    (1,060,165)
                                                    ----------    -----------
Total stockholders' equity . . . . . . . . . . .     3,892,402        921,429
                                                    ----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . .    $5,308,080    $ 1,790,341
                                                    ----------    -----------
                                                    ----------    -----------

                      SEE NOTES TO FINANCIAL STATEMENTS.

                     ADVANTAGE MARKETING SYSTEMS, INC.
                   (FORMERLY AMS, INC.) AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                    -------------------------
                                                       1997           1996
                                                    ----------     ----------
                                                           (UNAUDITED)
Net sales . . . . . . . . . . . . . . . . . . . .   $7,635,321     $4,439,042
Cost of sales . . . . . . . . . . . . . . . . . .    5,472,819      3,003,642
                                                    ----------     ----------
    Gross profit  . . . . . . . . . . . . . . . .    2,162,502      1,435,400
Marketing, distribution and administrative
 expenses . . . . . . . . . . . . . . . . . . . .    1,957,755      1,147,894
                                                    ----------     ----------
    Income from operations  . . . . . . . . . . .      204,747        287,506
Other income (expense):
Interest, net . . . . . . . . . . . . . . . . . .        1,810         (9,359)
Other income  . . . . . . . . . . . . . . . . . .        7,303          9,507
                                                    ----------     ----------
    Total other income (expense)  . . . . . . . .        9,113            148
                                                    ----------     ----------
INCOME BEFORE TAXES . . . . . . . . . . . . . . .      213,860        287,654
INCOME TAX (EXPENSE) BENEFIT  . . . . . . . . . .      (81,377)       443,149
                                                    ----------     ----------
NET INCOME  . . . . . . . . . . . . . . . . . . .   $  132,483     $  730,803
                                                    ----------     ----------
                                                    ----------     ----------
WEIGHTED AVERAGE NUMBER
 OF COMMON AND COMMON EQUIVALENT SHARES . . . . .    3,457,135      3,176,000*
                                                    ----------     ----------
                                                    ----------     ----------

NET INCOME PER COMMON SHARE . . . . . . . . . . .   $     0.04     $     0.23*
                                                    ----------     ----------
                                                    ----------     ----------

* Restated for one-for-eight reverse stock split effective October 29, 1996.


                      SEE NOTES TO FINANCIAL STATEMENTS.

                      ADVANTAGE MARKETING SYSTEMS, INC.
                    (FORMERLY AMS, INC.) AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                                                                     SEPTEMBER 30,
                                                               -------------------------
                                                                  1997           1996
                                                               -----------    ----------
                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income . . . . . . . . . . . . . . . . . . . . . . . . .   $   132,483    $  730,803
Adjustments to reconcile net income to net cash provided
 (used) by operating activities:
    Depreciation and amortization. . . . . . . . . . . . . .       170,078        53,955
    Deferred income tax. . . . . . . . . . . . . . . . . . .        79,182      (443,149)
    Write off deferred offering costs. . . . . . . . . . . .         --           15,000
  Changes in assets and liabilities which provided (used)
   cash:
    Inventory  . . . . . . . . . . . . . . . . . . . . . . .      (560,996)     (207,183)
    Receivables, advances and prepaids . . . . . . . . . . .       (58,489)      (35,899)
    Accounts payable and accrued commissions, bonuses
     and expenses  . . . . . . . . . . . . . . . . . . . . .        20,465       196,848
                                                               -----------    ----------
        Net cash provided (used) by operating activities . .      (217,277)      310,375
                                                               -----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment . . . . . . . . . . . . .      (130,568)      (62,531)
Purchase of Miracle Mountain International, Inc. . . . . . .         --          (56,103)
Purchase of Chambre International, Inc.. . . . . . . . . . .       (51,340)         --
Purchase of assets pursuant to SNSI Asset Purchase . . . . .    (1,274,441)         --
Purchase of other assets . . . . . . . . . . . . . . . . . .      (106,803)         --
Advances to affiliate. . . . . . . . . . . . . . . . . . . .         --          (22,000)
Repayment of advances to affiliate . . . . . . . . . . . . .         9,683         3,040
                                                               -----------    ----------
        Net cash (used) by investing activities. . . . . . .    (1,553,469)     (137,594)
                                                               -----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock . . . . . . . . . . .     2,234,357          --
Proceeds from notes payable. . . . . . . . . . . . . . . . .        40,980          --
Payment of deferred offering costs . . . . . . . . . . . . .      (240,703)      (89,489)
Payment on notes payable . . . . . . . . . . . . . . . . . .        (9,194)       (3,659)
Principal payment on capital leases. . . . . . . . . . . . .       (67,211)       (9,484)
Payment on notes payable - stockholder . . . . . . . . . . .         --          (64,271)
                                                               -----------    ----------
        Net cash provided (used) by financing activities . .     1,958,229      (166,903)
                                                               -----------    ----------

NET INCREASE IN CASH . . . . . . . . . . . . . . . . . . . .       187,483         5,878

BEGINNING CASH BALANCE . . . . . . . . . . . . . . . . . . .       169,569       112,087
                                                               -----------    ----------

ENDING CASH BALANCE  . . . . . . . . . . . . . . . . . . . .   $   357,052    $  117,965
                                                               -----------    ----------
                                                               -----------    ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest . . . . . . . . . . .   $    21,104    $   18,414
Cash paid during the year for income taxes . . . . . . . . .         2,195          --
Noncash financing and investing activities:
  Property and equipment acquired by capital lease . . . . .       140,869          --
  Fair value of capital stock issued to purchase Miracle
   Mountain International, Inc.  . . . . . . . . . . . . . .         --          120,000
  SNSI Asset Purchase: . . . . . . . . . . . . . . . . . . .
     Fair value of assets acquired . . . . . . . . . . . . .       (84,063)         --
     Fair value of covenant not to compete . . . . . . . . .      (500,000)         --
     Purchase price in excess of tangible assets acquired
      and covenant not to compete  . . . . . . . . . . . . .    (1,490,378)         --
     Fair value of common stock issued . . . . . . . . . . .       800,000          --
                                                               -----------    ----------
     Cash paid to purchase SNSI assets . . . . . . . . . . .    (1,274,441)         --
                                                               -----------    ----------
                                                               -----------    ----------

  Acquisition of Chambre International, Inc.:
     Fair value of assets acquired . . . . . . . . . . . . .       (84,802)         --
     Fair value of covenant not to compete . . . . . . . . .       (20,000)         --
     Purchase price in excess of tangible assets
      acquired and covenant not to compete . . . . . . . . .      (179,325)         --
     Fair value of common stock issued . . . . . . . . . . .        84,000          --
     Liabilities assumed . . . . . . . . . . . . . . . . . .       148,787          --
                                                               -----------    ----------

     Cash paid to purchase Chambre International, Inc. . . .   $   (51,340)   $     --
                                                               -----------    ----------
                                                               -----------    ----------

                      SEE NOTES TO FINANCIAL STATEMENTS.

                          ADVANTAGE MARKETING SYSTEMS, INC.
                        (FORMERLY AMS, INC.) AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                     (UNAUDITED)


1.   UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The accompanying financial statements and related notes should be read in conjunction with the audited consolidated financial statements of the Company, and notes thereto, for the year ended
     December 31, 1996.

     The information furnished reflects, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of the interim periods presented. Operating results of the interim period are not necessarily indicative of the amounts that will be reported for the year ending December 31, 1997. Certain reclassifications have been made to prior period balances to conform with the presentation for the current period.

2.   ACQUISITIONS

     Pursuant to a Stock Purchase Agreement having an effective date of January 31, 1997 (the "Purchase Agreement"), the Company acquired all of the issued and outstanding capital stock of Chambre International, Inc., a Texas corporation ("CII"), and CII became a wholly-owned subsidiary of the Company (the "CII Acquisition"). The CII Acquisition was closed on
     January 31, 1997, and was accounted for under the purchase method of accounting. CII is a network marketer of various third-party manufactured cosmetics, skin care and hair care products. In connection with the CII Acquisition, the Company issued 6,482 shares of its common stock to the shareholders of CII at closing and issued an additional 7,518 shares of its common stock to the shareholders of CII on March 31, 1997, after determination of certain liabilities.

     In connection with the CII Acquisition, the excess of the purchase price of $135,340, which includes $3,549 of transaction costs, over the negative $63,985 fair market value of assets of CII acquired, net of liabilities assumed, has been allocated $179,325 to goodwill and $20,000 to a covenant not to compete. Goodwill and the covenant not to compete will be amortized over 20 year and 47 month periods, respectively.

     Pursuant to an Asset Purchase Agreement having an effective date of April 16, 1997 (the "Purchase Agreement"), the Company acquired all of the assets of Stay 'N Shape International, Inc. ("SNSI"), Solution Products International, Inc. ("SPII"), Nation of Winners, Inc. ("NWI"), Now International, Inc. ("NII"), all Georgia corporations, (collectively SNSI, SPII, NWI and NII are referred to as the "Selling Group"), free and clear of any lien, charge, claim, pledge, security interest or other encumbrance of any type or kind whatsoever, known or unknown (the "SNSI Asset Purchase"). The SNSI Asset Purchase was closed on April 16, 1997, and was accounted for under the purchase method of accounting. Each company in the Selling Group is a network marketer of various third-party manufactured nutritional supplements and was under common ownership.

     In connection with the SNSI Asset Purchase, the Company paid cash of $1,174,441 and issued 125,984 shares of the Company's common stock at closing and agreed to either issue additional shares of the Company's common stock having an aggregate fair value equal to, or make cash payments of, or at the Company's sole option any

                         ADVANTAGE MARKETING SYSTEMS, INC.
                        (FORMERLY AMS, INC.) AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                     (UNAUDITED)

     combination thereof, $750,000 and $1,050,000 on or before June 29, 1998, and May 30, 1999, respectively. The $750,000 aggregate fair value of the additional shares of the Company's common stock or cash payment shall be reduced by the aggregate amount that gross revenues, net of returns and allowances, during the 12-month period ended April 30, 1998, from (i) sales (other than Choc-Quilizer-TM-) of the purchased network marketing organization, sales to Market America, Inc. (an unrelated network marketing company) and sales to retail outlet stores, are less than $2,500,000 and (ii) the Company's sales of Choc-Quilizer-TM- are less than $4,000,000 during such 12-month period. Furthermore, the $1,050,000 aggregate fair value of the additional shares of the Company's common stock or cash payment shall be reduced by the aggregate amount that gross revenues, net of returns and allowances, during the 12-month period ended March 31, 1999, from (i) sales (other than Choc-Quilizer-TM-) of the purchased network marketing organization, sales to Market America, Inc. and sales to retail outlet stores, are less than $5,000,000 and (ii) the Company's sales of Choc-Quilizer-TM-are less than $8,000,000 during such 12-month period. The fair value of the Company's common stock to be issued will be based upon the average of the closing prices of the Company's common stock on the last three trading days of the month preceding the month in which the applicable 12-month period ends.

     In connection with the SNSI Asset Purchase, the excess of the purchase price of $2,074,441, which includes $100,000 of transaction costs, over the $84,063 fair value of the assets acquired, has been allocated $1,490,378 to goodwill and $500,000 to two covenants not to compete. Goodwill and the covenants not to compete will be amortized over 20 and 10 year periods, respectively.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the company and the Selling Group as if the acquisition had occurred at the beginning of 1996 and 1997, with pro forma adjustments to give effect to amortization of goodwill together with the related income tax effect.

                                           YEAR ENDED       NINE MONTHS ENDED
                                        DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                        -----------------   ------------------
     Net sales. . . . . . . . . . .         $8,506,938           $8,218,782
     Net earnings . . . . . . . . .            711,006              144,446
     Net earnings per share . . . .               0.25                 0.04

3.   STOCK OPTIONS

     The Company established the Advantage Marketing Systems, Inc. 1995 Stock Option Plan (the "Plan") in June 1995. The Plan provides for the issuance of incentive and nonincentive stock options with or without stock appreciation rights to employees and consultants of the Company, including
     employees who also serve as directors of the Company.   The total number of
     shares of the Company's common stock authorized and reserved for issuance under the Plan is 1,125,000. During the nine months ended September 30, 1997, the Company issued 146,750 options under the Plan. As of September 30, 1997, 146,750 options had been granted under the Plan.

     The following table summarizes the Company's stock option activity for the nine months ended September 30, 1997 (as restated for the one-for-eight reverse split in October 1996):

                                                          1997     EXERCISE PRICE
                                                          ----     --------------
     Options outstanding beginning of the year. . . .  1,528,927    $1.60 - 6.48
     Options granted during the year. . . . . . . . .    146,750            6.00
     Options exercised during the year. . . . . . . .     37,500            1.60
                                                           2,500            2.00

                                       F-21

                         ADVANTAGE MARKETING SYSTEMS, INC.
                        (FORMERLY AMS, INC.) AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                     (UNAUDITED)

                                                           6,945            2.16
                                                       ---------
                                                          46,945
                                                       ---------
     Options canceled during year . . . . . . . . . .    125,000            4.96
                                                       ---------
     Options outstanding end of year. . . . . . . . .  1,503,732    $1.60 - 6.48
                                                       ---------
                                                       ---------

4.   ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128-Earnings Per Share, which is effective for the Company's year ending December 31, 1997. The statement establishes standards for computing and presenting earnings per share. Adoption of SFAS No. 128 will result in changes to the calculation of earnings per share.

     Also in February 1997, the FASB issued SFAS No. 129-Disclosure of Information about Capital Structure, which is effective for the Company's year ending December 31, 1997. The statement establishes standards for disclosing information about a reporting company's capital structure. Adoption of SFAS No. 129 relates to disclosure within the financial statements and will not have a material effect on the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 130-Reporting Comprehensive Income which is effective for the Company's year ending December 31, 1998. The statement addresses the reporting and displaying of comprehensive income and its components. Earnings per share will only be reported for net income and not for comprehensive income. The Company has not had adequate time to determine the differences between comprehensive income and net income.

     Also in June 1997, the FASB issued SFAS No. 131-Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 modifies current segment reporting requirements and establishes, for public companies, criteria for reporting disclosures about a company's products and services, geographic areas and major customers in annual and interim financial statements. The Company will adopt SFAS No. 131 for the year ending December 31, 1998.

5.   WARRANT MODIFICATION OFFERING AND RIGHTS OFFERING

     On January 31, 1997, the Company distributed, at no cost, non-transferable rights ("Rights") to the holders of record of shares of its common stock, par value $.0001 per share. The Rights entitled the holders (the "Rights Holders") to subscribe for and purchase up to 2,148,191 units (each unit consisting of one share of common stock and one 1997-A warrant) for the price of $6.80 per unit (the "Rights Offering"). The record date holders of the Company's common stock received one Right for each share of common stock held by them as of the record date. The Rights expired on March 17, 1997. Pursuant to the Rights, Rights Holders could purchase one unit for each Right held.

     Concurrent with the Rights Offering, the Company elected to redeem all of its outstanding Class A and Class B common stock purchase warrants (the "Public Warrants") for $.0008 per warrant (the "Warrant Redemption") on March 17, 1997. However, in connection with the Warrant Redemption, the Company, pursuant to modification of the terms of the Public Warrants, offered to the Public Warrant holders (the "Warrant Holders") the right to exercise the Public Warrants to purchase units, each comprised of one share of common stock and one 1997-A warrant, at an exercise price of $6.00 per unit (the "Warrant Modification Offering").

     The share of common stock and 1997-A warrant comprising each unit were separately transferable immediately after the sale of the units to the Rights Holders and Warrant Holders. As of January 8, 1998, the Company reduced

                         ADVANTAGE MARKETING SYSTEMS, INC.
                        (FORMERLY AMS, INC.) AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                     (UNAUDITED)

     the exercise price from $12.00 to $3.40 and extended the exercise period from January 31, 1999 to November 6, 2002, of the outstanding 337,211 1997-A warrants, each exercisable for the purchase of one share of common stock. Each 1997-A warrant may be redeemed by the Company at any time upon 30 days' notice, at a price of $.0001 per 1997-A warrant.

     The units in the offerings described above were offered on a best efforts basis by the Company and its officers and directors, without commissions, selling fees or direct or indirect remuneration. The Rights Holders and Warrant Holders were not required to pay any brokerage commissions or fees with respect to the exercise of their Rights or Public Warrants. The Company paid all charges and expenses of the subscription and warrant agents.

     Proceeds to the Company from the Warrant Modification Offering and the Rights Offering (the "Offerings") were $2,154,357. Accumulated offering costs of $323,076 were charged against the net proceeds from these offerings. Pursuant to the Offerings the Company issued 337,211 shares of common stock and a corresponding number of 1997-A warrants.

6.   SUBSEQUENT EVENTS

     In September 1995, the Oklahoma Department of Securities commenced an investigation of the Company with respect to a number of issues, the most prominent of which relates to the AMS Distributor Stock Pool (the "Pool"). The Pool, under which the Company's independent distributors were permitted to participate on a voluntary basis, was formed in 1990. Participants made contributions to the Pool and, from such contributions, the administrator of the Pool purchased on a monthly basis the Company's common stock in the over-the-counter market for the participants. All purchase transactions were executed and effected through a registered broker-dealer. All records of ownership of the Common Stock held by the Pool were maintained at the offices of the Company. The Pool only purchased shares of common stock and did not sell shares on behalf of the participants. As of October 31, 1997, the Pool held approximately 224,082 shares of common stock for and on behalf of the participants. Each Participant has sole voting rights with respect to those shares of common stock held for such participant's benefit. In the event a participant desires to sell the common stock held for his benefit by the Pool, certificates representing such shares are delivered to such participant for the purpose of effecting such sale. The Oklahoma Department of Securities took the position that the offer and sale of participation rights in the Pool violated the registration provisions of the Oklahoma Securities Act. During October 1997, the Company ceased accepting additional contributions to the Pool and effecting purchase transactions in the common stock. On November 4, 1997, the Company, John
     W. Hail, Curtis H. Wilson, Sr. and Roger P. Baresel, directors and executive officers of the Company, entered into an agreement with the Administrator of the Oklahoma Department of Securities in settlement of the investigation without any action having been taken against the Company and its officers and directors. Pursuant to such agreement, John W. Hail reimbursed the Department its costs of the investigation without entitlement to reimbursement by the Company or any of its other officers and directors. Under the terms of such agreement, the Company and Messrs. Hail, Wilson and Baresel agreed to notify the Department of any proposed offer or sale of additional securities by the Company or each of Messrs. Hail, Wilson and Baresel pursuant to any registration exemption under the Oklahoma Securities Act, for a period of three years from November 6, 1997.

     On November 6, 1997, pursuant to a firm underwriting, the Company sold 1,495,000 units each consisting of one share of common stock and one redeemable common stock purchase warrant (the "Units") at a public offering price of $4.50 each (the "Units Offering"). Pursuant to the Units Offering, the Company received net proceeds of approximately $6,050,000. Accumulated offering costs of approximately $720,000 were charged against the

                         ADVANTAGE MARKETING SYSTEMS, INC.
                        (FORMERLY AMS, INC.) AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                      (UNAUDITED)

     proceeds of the Units Offering. On December 8, 1997, the common stock and redeemable common stock purchase warrants comprising the Units separated and began trading only as separate securities. Each redeemable common stock purchase warrant is exercisable for the purchase of one share of common stock for $3.40 on or before November 6, 2002, unless earlier redeemed. Each redeemable common stock purchase warrant may be redeemed by the Company for $0.25, on not less than 30 days' written notice, at any time that the closing sale price per share of common stock closes at or above $6.80.

     In connection with the Units Offering, the Company sold and issued warrants to the representatives of the underwriters (the "Representatives' Warrants"). The Representatives' Warrants are exercisable for the purchase of up to 130,000 Units at an exercise price of $5.40 per Unit for a four-year period beginning November 6, 1998.

                                     * * * * * *

       ADVANTAGE MARKETING SYSTEMS, INC. (FORMERLY AMS, INC.) AND SUBSIDIARY
             PRO FORMA CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1996
                                     (UNAUDITED)

                                                                  HISTORICAL          PRO FORMA
                                                                     1996             ADJUSTMENTS               PRO FORMA
                                                                     ----             -----------               ---------
                          ASSETS                                                        (NOTE 2)
CURRENT ASSETS:
    Cash . . . . . . . . . . . . . . . . . . . . . . . . . .      $  169,569         $(1,000,000)(a)          $ 5,232,257
                                                                                       5,330,000 (b)
                                                                                       2,007,129 (c)
                                                                                      (1,274,441)(e)
    Receivables - Net. . . . . . . . . . . . . . . . . . . .          52,013                  --                   52,013
    Receivable from affiliate. . . . . . . . . . . . . . . .          13,042                  --                   13,042
    Commission advances  . . . . . . . . . . . . . . . . . .          44,821                  --                   44,821
    Inventory. . . . . . . . . . . . . . . . . . . . . . . .         217,945              80,302 (e)              298,247
    Deferred income taxes. . . . . . . . . . . . . . . . . .         157,853                  --                  157,853
                                                                 -----------         -----------              -----------
        Total current assets . . . . . . . . . . . . . . . .         655,243           5,142,990                5,798,233
                                                                 -----------         -----------              -----------
COMMISSION ADVANCES. . . . . . . . . . . . . . . . . . . . .           4,341                  --                    4,341
RECEIVABLES. . . . . . . . . . . . . . . . . . . . . . . . .          18,000                  --                   18,000
RECEIVABLE FROM AFFILIATE. . . . . . . . . . . . . . . . . .          54,780                  --                   54,780
PROPERTY AND EQUIPMENT, Net. . . . . . . . . . . . . . . . .         377,190               3,761 (e)              380,951
GOODWILL, Net. . . . . . . . . . . . . . . . . . . . . . . .         109,232           1,490,378 (e)            1,599,610
COVENANT NOT TO COMPETE, Net . . . . . . . . . . . . . . . .          52,222             500,000 (e)              552,222
DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . .         341,760                  --                  341,760
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . .         177,573            (175,848)(c)                1,725
                                                                 -----------         -----------              -----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,790,341         $ 6,961,281              $ 8,751,622
                                                                 -----------         -----------              -----------
                                                                 -----------         -----------              -----------
           LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable . . . . . . . . . . . . . . . . . . . .      $  268,433         $        --              $   268,433
    Accrued expenses . . . . . . . . . . . . . . . . . . . .         294,253                  --                  294,253
    Notes payable. . . . . . . . . . . . . . . . . . . . . .           9,446                  --                    9,446
    Current obligations under capital lease. . . . . . . . .          66,758                  --                   66,758
                                                                 -----------         -----------              -----------
        Total current liabilities. . . . . . . . . . . . . .         638,890                  --                  638,890

LONG-TERM LIABILITIES:
    Notes payable. . . . . . . . . . . . . . . . . . . . . .          19,049                  --                   19,049
    Capital lease obligations. . . . . . . . . . . . . . . .         210,973                  --                  210,973
                                                                 -----------         -----------              -----------
        Total liabilities. . . . . . . . . . . . . . . . . .         868,912                  --                  868,912
                                                                 -----------         -----------              -----------
STOCKHOLDERS' EQUITY:
    Preferred stock - $.0001 par value; authorized 5,000,000
     shares; none issued . . . . . . . . . . . . . . . . . .              --                  --                       --
    Common stock - $.0001 par value; authorized 495,000,000
     shares; 2,143,441 shares issued and outstanding,
     3,676,104, as adjusted . . . . . . . . . . .  . . . . .             214                 (43)(a)                  368
                                                                                             150 (b)
                                                                                              34 (c)
                                                                                              13 (e)
    Paid-in capital. . . . . . . . . . . . . . . . . . . . .       1,981,380            (999,957)(a)            8,942,507
                                                                                       5,329,850 (b)
                                                                                       1,831,247 (c)
                                                                                         799,987 (e)
    Accumulated deficit  . . . . . . . . . . . . . . . . . .      (1,060,165)                 --               (1,060,165)
                                                                 -----------         -----------              -----------
        Total stockholders' equity . . . . . . . . . . . . .         921,429           6,961,281                7,882,710
                                                                 -----------         -----------              -----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1,790,341         $ 6,961,281              $ 8,751,622
                                                                 -----------         -----------              -----------
                                                                 -----------         -----------              -----------

       SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

        ADVANTAGE MARKETING SYSTEMS, INC. (FORMERLY AMS, INC.) AND SUBSIDIARIES
              PRO FORMA CONSOLIDATED BALANCE SHEETS, SEPTEMBER 30, 1997
                                      (UNAUDITED)

                                                                  HISTORICAL       PRO FORMA
                                                                     1997         ADJUSTMENTS             PRO FORMA
                                                                     ----         -----------             ---------
                           ASSETS                                                   (NOTE 2)
CURRENT ASSETS:
    Cash . . . . . . . . . . . . . . . . . . . . . . . . . .      $  357,052     $(1,000,000)(a)         $4,969,047
                                                                                   5,611,995 (b)
    Receivables - Net. . . . . . . . . . . . . . . . . . . .          89,199              --                 89,199
    Receivable from affiliate. . . . . . . . . . . . . . . .          13,846              --                 13,846
    Commission advances  . . . . . . . . . . . . . . . . . .         100,541              --                100,541
    Inventory. . . . . . . . . . . . . . . . . . . . . . . .         907,567              --                907,567
    Deferred income taxes. . . . . . . . . . . . . . . . . .         146,046              --                146,046
                                                                  ----------     -----------             ----------
        Total current assets . . . . . . . . . . . . . . . .       1,614,251       4,611,995              6,226,246
                                                                  ----------     -----------             ----------
RECEIVABLES. . . . . . . . . . . . . . . . . . . . . . . . .          18,194              --                 18,194
RECEIVABLE FROM AFFILIATE. . . . . . . . . . . . . . . . . .          44,293              --                 44,293
PROPERTY AND EQUIPMENT, Net. . . . . . . . . . . . . . . . .         629,704              --                629,704
GOODWILL, Net. . . . . . . . . . . . . . . . . . . . . . . .       1,728,073              --              1,728,073
COVENANTS NOT TO COMPETE, Net. . . . . . . . . . . . . . . .         535,901              --                535,901
DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . .         274,385              --                274,385
DEFERRED OFFERING COSTS. . . . . . . . . . . . . . . . . . .         281,995        (281,995)(b)                 --
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . .         181,284              --                181,284
                                                                  ----------     -----------             ----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $5,308,080     $ 4,330,000             $9,638,080
                                                                  ----------     -----------             ----------
                                                                  ----------     -----------             ----------
          LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable . . . . . . . . . . . . . . . . . . . .      $  352,049     $        --             $  352,049
    Accrued commissions and bonuses. . . . . . . . . . . . .         357,097              --                357,097
    Accrued other expenses . . . . . . . . . . . . . . . . .         243,115              --                243,115
    Notes payable. . . . . . . . . . . . . . . . . . . . . .          24,152              --                 24,152
    Capital lease obligations. . . . . . . . . . . . . . . .         109,446              --                109,446
                                                                  ----------     -----------             ----------
        Total current liabilities. . . . . . . . . . . . . .       1,085,859              --              1,085,859
LONG-TERM LIABILITIES:
    Notes payable. . . . . . . . . . . . . . . . . . . . . .          87,876              --                 87,876
    Capital lease obligations. . . . . . . . . . . . . . . .         241,943              --                241,943
                                                                  ----------     -----------             ----------
        Total liabilities. . . . . . . . . . . . . . . . . .       1,415,678              --              1,415,678
                                                                  ----------     -----------             ----------
STOCKHOLDERS' EQUITY:
    Preferred stock - $.0001 par value; authorized 5,000,000
      shares; none issued. . . . . . . . . . . . . . . . . .              --              --                     --
    Common stock - $.0001 par value; authorized 495,000,000
      shares; 2,680,081 shares issued and outstanding,
      3,749,549 as adjusted. . . . . . . . . . . . . . . . .             268             (43)(a)                375
                                                                                         150 (b)
    Paid-in capital. . . . . . . . . . . . . . . . . . . . .       4,819,816        (999,957)(a)          9,149,709
                                                                                   5,329,850 (b)
    Accumulated deficit  . . . . . . . . . . . . . . . . . .        (927,682)             --               (927,682)
                                                                  ----------     -----------             ----------
        Total stockholders' equity . . . . . . . . . . . . .       3,892,402       4,330,000              8,222,402
                                                                  ----------     -----------             ----------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $5,308,080     $ 4,330,000             $9,638,080
                                                                  ----------     -----------             ----------
                                                                  ----------     -----------             ----------

       SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

     ADVANTAGE MARKETING SYSTEMS, INC. (FORMERLY AMS, INC.) AND SUBSIDIARY
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (UNAUDITED)

                                                                         STAY'N SHAPE INT.,
                                                                       INC., NOW INT., INC.,
                                                            ADVANTAGE    SOLUTION PRODUCTS,
                                                            MARKETING     INC., NATION OF    PRO FORMA
                                                          SYSTEMS, INC.    WINNERS, INC.    ADJUSTMENTS          PRO FORMA
                                                          -------------    -------------    -----------          ---------
                                                                                             (NOTE 2)
Net sales. . . . . . . . . . . . . . . . . . . . .         $6,129,916       $2,377,022      $       --          $8,506,938
Cost of sales. . . . . . . . . . . . . . . . . . .          4,531,578        1,497,811              --           6,029,389
                                                           ----------       ----------      ----------          ----------
    Gross profit . . . . . . . . . . . . . . . . .          1,598,338          879,211              --           2,477,549

Marketing, distribution and administrative
 expenses. . . . . . . . . . . . . . . . . . . . .          1,296,080          937,470         124,519 (e)       2,358,069
                                                           ----------       ----------      ----------          ----------
    Income (loss) from operations. . . . . . . . .            302,258          (58,259)       (124,519)            119,480
Other income (expense):
    Interest, net. . . . . . . . . . . . . . . . .            (10,538)              --              --             (10,538)
    Other income . . . . . . . . . . . . . . . . .             33,824               --              --              33,824
                                                           ----------       ----------      ----------          ----------
        Total other income (expense) . . . . . . .             23,286               --              --              23,286
                                                           ----------       ----------      ----------          ----------
INCOME (LOSS) BEFORE TAXES . . . . . . . . . . . .            325,544          (58,259)       (124,519)            142,766

INCOME TAX BENEFIT . . . . . . . . . . . . . . . .            499,613               --          69,456 (e)         569,069
                                                           ----------       ----------      ----------          ----------
NET INCOME (LOSS). . . . . . . . . . . . . . . . .         $  825,157       $  (58,259)     $  (55,063)         $  711,835
                                                           ----------       ----------      ----------          ----------
                                                           ----------       ----------      ----------          ----------
                                                                                              (425,532)(a)
WEIGHTED AVERAGE NUMBER OF                                                                   1,495,000 (b)
   COMMON AND COMMON                                                                           337,211 (c)
   EQUIVALENT SHARES . . . . . . . . . . . . . . .          3,770,874                          125,984 (e)       5,303,537
                                                           ----------                       ----------          ----------
                                                           ----------                       ----------          ----------
NET INCOME PER COMMON SHARE. . . . . . . . . . . .         $     0.29                                           $     0.13
                                                           ----------                                           ----------
                                                           ----------                                           ----------
PRO FORMA RATIO OF EARNINGS
   TO FIXED CHARGES. . . . . . . . . . . . . . . .               34.3                                                 29.6
                                                           ----------                                           ----------
                                                           ----------                                           ----------

        SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

      ADVANTAGE MARKETING SYSTEMS, INC. (FORMERLY AMS, INC.) AND SUBSIDIARIES
                  PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                   (UNAUDITED)

                                                                       STAY'N SHAPE INT.,
                                                                     INC., NOW INT., INC.,
                                                           ADVANTAGE   SOLUTION PRODUCTS,
                                                           MARKETING     INC., NATION OF   PRO FORMA
                                                          SYSTEMS, INC.   WINNERS, INC.   ADJUSTMENTS         PRO FORMA
                                                          -------------   -------------   -----------         ---------
                                                                                           (NOTE 2)
Net sales. . . . . . . . . . . . . . . . . . . . .         $7,635,321       $583,461      $       --         $8,218,782
Cost of sales. . . . . . . . . . . . . . . . . . .          5,472,819        313,249              --          5,786,068
                                                           ----------       --------      ----------         ----------
    Gross profit . . . . . . . . . . . . . . . . .          2,162,502        270,212              --          2,432,714

Marketing, distribution and administrative expenses         1,957,755        230,413          31,130(e)       2,219,298
                                                           ----------       --------      ----------         ----------
    Income (loss) from operations. . . . . . . . .            204,747         39,799         (31,130)           213,416
Other income (expense):
    Interest, net. . . . . . . . . . . . . . . . .              1,810             --              --              1,810
    Other income . . . . . . . . . . . . . . . . .              7,303             --              --              7,303
                                                           ----------       --------      ----------         ----------
        Total other income (expense) . . . . . . .              9,113             --              --              9,113
                                                           ----------       --------      ----------         ----------
INCOME (LOSS) BEFORE TAXES . . . . . . . . . . . .            213,860         39,799         (31,130)           222,529

INCOME TAX EXPENSE . . . . . . . . . . . . . . . .             81,377             --           3,294 (e)         84,671
                                                           ----------       --------      ----------         ----------
NET INCOME (LOSS). . . . . . . . . . . . . . . . .         $  132,483       $ 39,799      $  (34,424)        $  137,858
                                                           ----------       --------      ----------         ----------
                                                           ----------       --------      ----------         ----------
                                                                                            (425,532)(a)
WEIGHTED AVERAGE NUMBER OF                                                                 1,495,000 (b)
 COMMON AND COMMON                                                                            70,252 (c)
 EQUIVALENT SHARES . . . . . . . . . . . . . . . .          3,457,135                         31,496 (e)      4,628,351
                                                           ----------                     ----------         ----------
                                                           ----------                     ----------         ----------
NET INCOME PER COMMON SHARE. . . . . . . . . . . .         $     0.04                                        $     0.03
                                                           ----------                                        ----------
                                                           ----------                                        ----------
PRO FORMA RATIO OF EARNINGS
 TO FIXED CHARGES. . . . . . . . . . . . . . . . .                5.9                                               6.2
                                                           ----------                                        ----------
                                                           ----------                                        ----------

         SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

      ADVANTAGE MARKETING SYSTEMS, INC. (FORMERLY AMS, INC.) AND SUBSIDIARIES
                 NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1.   BASIS FOR PRESENTATION

     The pro forma balance sheets and statements of operations of Advantage Marketing Systems, Inc. (the "Company") present the pro forma effects of
     (i) the repurchase of 425,532 shares of the Company's common stock, $.0001 par value per share (the "Common Stock") in the open market at an assumed market price of $2.35 per share for a total of $1,000,000 (the "Stock Repurchase"); (ii) the sale on November 12, 1997 of 1,495,000 units, each consisting of one share of Common Stock and one Redeemable Common Stock Purchase Warrant (the "Units"), and the Company's receipt of net proceeds of $6,050,000 (the "Units Offering") and the offset of accumulated offering costs of approximately $720,000 against the net proceeds; (iii) the sale on March 17, 1997 of 337,211 units, each consisting of one share of Common Stock and one 1997-A Warrant, and the Company's receipt of net proceeds of $2,154,357 (the "Warrant Modification Offering and the Rights Offering") and the offset of accumulated offering costs of approximately $323,076 against the net proceeds; (iv) the acquisition by the Company on April 16, 1997 of all of the assets of Stay'N Shape International, Inc., a Georgia corporation ("SNSI"), Solution Products, Inc., a Georgia corporation ("SPI"), Nation of Winners, Inc., a Georgia corporation ("NWI"), Now International, Inc., a Georgia corporation ("NII"), (collectively, SNSI, SPI, NWI and NII are referred to as the "Selling Group"), free and clear of any lien, charge, claim, pledge, security interest or other encumbrance of any type or kind whatsoever, know or unknown (the "SNSI Asset Purchase"). The SNSI Asset Purchase has been accounted for under the purchase method of accounting. Each company in the Selling Group was a network marketer of various third-party manufactured nutritional supplements.

     The accompanying unaudited pro forma statements of operations are presented assuming that all of the transactions in the previous paragraph occurred or were consummated on the first day of each period presented. The unaudited pro forma consolidated balance sheets as of December 31, 1996, and September 30, 1997, are presented assuming that all of the transactions in the previous paragraph occurred or were consummated as of such date.
     The historical information presented for the Company as of and for the fiscal year ended December 31, 1996, is derived from the audited financial statements of the Company as of such date and for such fiscal year. The historical information presented for the Company as of and for the nine months ended September 30, 1997, is derived from the unaudited financial statements of the Company as of such date and for such nine-month period.

     The pro forma financial information presented in the unaudited pro forma financial statements is not necessarily indicative of the financial position and results of operations that would have been achieved had all of the above-mentioned transactions occurred or been consummated on the first day of each period that the statements of operations are presented or on the date of the balance sheets. The results of operations presented in the unaudited pro forma statements of operations are not necessarily indicative of the results of future operations of the Company following consummation of all of the above-mentioned transactions.

2.   PRO FORMA ADJUSTMENTS

     The accompanying unaudited pro forma consolidated financial statements have been adjusted to record and give effect to the following:

     (a) Repurchase and retirement of 425,532 shares of Common Stock in the open market at an assumed market price of $2.35 per share for a total of $1,000,000.

     (b) Issuance of 1,495,000 shares of Common Stock and receipt of net proceeds by the Company pursuant to the Units Offering of $6,050,000. The net cash proceeds from the Units Offering have been reduced by the $720,000 cost of the offering less the $281,995 of offering costs incurred by the Company and recorded as deferred offering costs at September 30, 1997. The offering costs of $720,000 were recorded as a reduction of paid-in capital.

     (c) Issuance of 337,211 shares of Common Stock and receipt of net proceeds by the Company pursuant to the Warrant Modification Offering and the Rights Offering of $2,154,357. The net cash proceeds from these offerings have been reduced by the $323,076 cost of the offerings less the $175,848 of offering costs incurred by the Company and recorded as other assets costs at December 31, 1996. The offering costs of $323,076 were recorded as a reduction of paid-in capital.

     (d) The Company has not recorded any additional interest income that may have been received after giving effect to any of the above-mentioned offerings.

     (e) In connection with the SNSI Purchase the Company paid cash of $1,174,441 and issued 125,984 shares of Common Stock at closing in exchange for all of the assets of the Selling Group free and clear of any lien, charge, claim, pledge, security interest or other encumbrance of any type or kind whatsoever, known or unknown. In addition, the Company agreed to either issue additional shares of Common Stock having an aggregate market value equal to, or make a cash payment of, or combination thereof, $750,000 and $1,050,000 on or before June 29, 1998, and May 30, 1999, respectively, subject to reduction for variance from specified sales targets. The excess of the purchase price of $2,074,441, which includes $100,000 of transaction costs over the $84,063 fair value of the assets acquired has been allocated $1,490,378 to goodwill and $500,000 to the covenant not to compete. Goodwill and the covenant not to compete will be amortized over 20 and 10 year periods, respectively. The goodwill amortization for the year ended December 31, 1996, and for the three months ended March 31, 1997, was $74,519 and $18,630, respectively. The amortization of the covenant not to compete for the year ended December 31, 1996, and for the three months ended March 31, 1997, was $50,000 and $12,500, respectively.

     (f) Income taxes are adjusted to reflect the above-mentioned adjustments for amortization and for the effects of removing the "S Corporation" election made by the shareholders of the Selling Group.

3.   NET INCOME PER SHARE

     Pro forma per share calculations for the Company are based upon the number of shares of common stock to be outstanding after giving effect to all of the above-mentioned transactions.